Exhibit (a)(36)

News Release

RINKER ANNOUNCES MAJOR NEW QUARRY OPERATION
IN LAS VEGAS

Rinker Group Limited (“Rinker”) today announced a significant expansion to the group’s US business in Las Vegas, Nevada, with a major new quarry operation that will lift aggregates production in that region by more than 40%.

The new quarry operation will source its aggregates raw feed under a long-term supply agreement with Chemical Lime Company of Arizona (“Chemical Lime”) - processing and marketing around two million tons a year of high quality limestone aggregates from Chemical Lime’s Apex quarry  operation in Las Vegas.

The Apex site is about 25 miles (40 kilometres) north of the Strip and adjacent to Interstate 15.  Aggregate reserves at Apex are extensive.

The supply agreement is between Rinker’s US subsidiary (“Rinker Materials”) and Chemical Lime.  Chemical Lime is a subsidiary of the privately-owned Lhoist Group, based in Brussels, Belgium.

Rinker Materials intends to install an aggregate processing plant on the site, to be fully operational within about 12 months, subject to obtaining the necessary permits.

Rinker Chief Executive David Clarke said the Chemical Lime agreement would significantly expand the existing Las Vegas operations — the second major expansion of that business in recent months.

In January, Rinker announced the acquisition of the aggregates and concrete producer JR & Sons Ready Mix, in the St George area of Utah, about 120 miles (190 kilometres) north-east of Las Vegas.  JR & Sons is now part of the Rinker Materials Las Vegas business.

“This new agreement will further strengthen our aggregates and downstream positions in one of the fastest—growing regions of the US,” said Mr Clarke.

Rinker has invested around US$2 billion in 53 acquisitions since 1998, together with around US$1 billion in the development of new quarries and operating plants and expansion of the base business. One of the world’s top 10 construction materials groups, Rinker has operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  Annual revenue is over US$5.3 billion. Rinker has over 13,000 employees in 795 sites across the US, Australia and China.  Around 80% of group revenue comes from the US.

Rinker Group Limited         ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067         PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Recent Developments

On 10 April 2007, CEMEX Australia Pty Ltd., a wholly-owned subsidiary of CEMEX S.A.B. de C.V., announced an increase in the price offered under its takeover offer from US$13.00 to US$15.85 per Rinker share.  CEMEX also varied other terms of its offer, including removing all defeating conditions other than the 90% minimum acceptance condition that remains in place.  Rinker’s directors have recommended unanimously that, in the absence of a superior proposal, acceptance of the revised offer is in the best interests of Rinker’s shareholders.  Further details regarding CEMEX’s revised offer are contained in Rinker’s First Supplementary Target’s Statement and amendment to its Solicitation/Recommendation Statement on Schedule 14D-9, each of which have been filed with the Australian Stock Exchange (ASX) and the U.S. Securities and Exchange Commission (SEC).

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement and First Supplementary Target’s Statement (collectively, the “Target’s Statement”) and Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments thereto, each of which have been filed by Rinker with the ASX and the SEC, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including the Target’s Statement and the other exhibits thereto), and all amendments thereto, are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available free of charge from the SEC’s website at www.sec.gov or at Rinker’s website at www.rinker.com.

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the ASX and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

For further information, please contact Debra Stirling on + 61 (0)2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

2 May 2007	RIN 03-08